BAYTEX CONFERENCE CALL AND WEBCAST ON FIRST QUARTER 2025 RESULTS TO BE HELD ON MAY 6, 2025

CALGARY, ALBERTA (April 28, 2025) - Baytex Energy Corp. (TSX: BTE) (NYSE: BTE) will release its first quarter 2025 financial and operating results after the close of markets on Monday May 5, 2025. A conference call and webcast will be held on Tuesday May 6, 2025 to discuss the results:

Date:	Tuesday May 6, 2025

Time:	9:00 a.m. MST (11:00 a.m. EST)

Registration:	For Express Access and Calendar booking, visit our website to register at:
https://www.baytexenergy.com/investors/events-presentations

Dial-in:	If you prefer to speak with an operator, dial:
1-647-846-2449 (International)
1-833-821-2925 (North America Toll-Free)

Webcast Link:	https://event.choruscall.com/mediaframe/webcast.html?webcastid=MHer58bF

An archived recording of the conference call will be available shortly after the event by accessing the webcast link above. The conference call will also be archived on the Baytex website at www.baytexenergy.com.

Baytex Energy Corp. is an energy company with headquarters based in Calgary, Alberta and offices in Houston, Texas. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Eagle Ford in the United States. Baytex's common shares trade on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

For further information about Baytex, please visit our website at www.baytexenergy.com or contact:

Brian Ector, Senior Vice President, Capital Markets and Investor Relations

Toll Free Number:  1-800-524-5521

Email: investor@baytexenergy.com